FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2017

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Directorate Change

6 March 2017 07:00 GMT

CHANGES TO ASTRAZENECA BOARD OF DIRECTORS

AstraZeneca today announced that Philip Broadley will be proposed to shareholders for election as a Non-Executive Director of AstraZeneca PLC at the Company's Annual General Meeting (AGM) on 27 April 2017. On election, the Board proposes appointing Mr Broadley as a member of the Audit Committee.

Ann Cairns, a Non-Executive Director, will step down from the AstraZeneca Board and as a member of the Audit Committee with effect from the end of the AGM on 27 April 2017.

Leif Johansson, Chairman of AstraZeneca, said: "On behalf of the Board, I'd like to thank Ann for her contribution to AstraZeneca, both as a Board member and as a member of the Audit Committee over the last three years. We wish her all the best for the future. I'm delighted that the Board is proposing Philip Broadley for election as a Non-Executive Director. His significant international business and financial experience will prove a valuable addition to the Board and we look forward to welcoming him."

Subject to his election by shareholders, Mr Broadley will join the Board and the Audit Committee with effect from the end of the AGM on 27 April 2017. The Notice of AGM is due to be published on or around 16 March 2017.

In relation to Mr Broadley's proposed election, no disclosure obligations arise under paragraphs (2) to (6) of LR 9.6.13 R of the UK Listing Authority's Listing Rules. Details of directorships to be disclosed under paragraph (1) of LR 9.6.13 R are included within the biographical details below.

Philip Broadley - biographical details

Philip has significant financial and international business experience, having previously been Group Finance Director of Prudential plc for eight years until 2008 and of Old Mutual plc for six years until 2014. He started his career at Arthur Andersen where he was a partner for seven years. He is a past Chairman of the 100 Group of Finance Directors in the UK. He is a Fellow of the Institute of Chartered Accountants in England and Wales. He graduated in Philosophy, Politics and Economics from St Edmund Hall, Oxford and has an MSc in Behavioural Science from the London School of Economics.

Philip is a Non-Executive Director of Legal & General Group plc and chairs its Audit Committee. He is a member of the Code Committee of the UK Takeover Panel. He is a member of the Oxford University Audit Committee, Treasurer of the London Library and a governor of Eastbourne College.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three main therapy areas - Oncology, Cardiovascular & Metabolic Diseases and Respiratory. The Company also is selectively active in the areas of Autoimmunity, Neuroscience and Infection. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit www.astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Enquiries
Esra Erkal-Paler	UK/Global	+44 203 749 5638
Vanessa Rhodes	UK/Global	+44 203 749 5736
Karen Birmingham	UK/Global	+44 203 749 5634
Rob Skelding	UK/Global	+44 203 749 5821
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677
Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Craig Marks	Finance, Fixed Income, M&A	+44 7881 615 764
Henry Wheeler	Oncology	+44 203 749 5797
Mitchell Chan	Oncology	+1 240 477 3771
Lindsey Trickett	Cardiovascular & Metabolic Diseases	+1 240 543 7970
Nick Stone	Respiratory	+44 203 749 5716
Christer Gruvris	Autoimmunity, Neuroscience & Infection	+44 203 749 5711
US toll free		+1 866 381 7277

Adrian Kemp
Company Secretary, AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 06 March 2017

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary